EXHIBIT 99.1

TransAlta Declares Dividends

CALGARY, Alberta, July 29, 2025 (GLOBE NEWSWIRE) -- The Board of Directors of TransAlta Corporation (TSX: TA) (NYSE: TAC) declared a quarterly dividend of $0.065 per common share payable on Oct. 1, 2025, to shareholders of record at the close of business on Sept. 1, 2025.

The Board of Directors also declared the following quarterly dividend on its Cumulative Redeemable Rate Reset First Preferred Shares for the period starting from and including June 30, 2025, up to but excluding Sept. 30, 2025:

Preferred Shares	TSX Stock Symbol	Dividend Rate	Dividend Per Share	Record Date	Payment Date
Series A	TA.PR.D	2.877%	$0.17981	Sept. 1, 2025	Sept. 30, 2025
Series B*	TA.PR.E	4.674%	$0.29453	Sept. 1, 2025	Sept. 30, 2025
Series C	TA.PR.F	5.854%	$0.36588	Sept. 1, 2025	Sept. 30, 2025
Series D*	TA.PR.G	5.744%	$0.36195	Sept. 1, 2025	Sept. 30, 2025
Series E	TA.PR.H	6.894%	$0.43088	Sept. 1, 2025	Sept. 30, 2025
Series G	TA.PR.J	6.773%	$0.42331	Sept. 1, 2025	Sept. 30, 2025

* Please note the quarterly floating rate on the Series B and Series D Preferred Shares will be reset every quarter.

All currency is expressed in Canadian dollars. When the dividend payment date falls on a weekend or holiday the payment is made the following business day.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of thermal generation and hydro-electric power. For over 114 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 70 per cent reduction in GHG emissions or 22.7 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com